March 28, 2019

Mr. David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli Innovations Trust (the “Trust”)

File Number: 333-230392

Dear Mr. Orlic:

The Trust hereby submits this letter to notify the U.S. Securities and Exchange Commission (the “Commission”) of an inadvertent EDGAR filing submission under incorrect file number. On March 19, 2019, the Trust filed with the Commission via EDGAR Pre-Effective Amendment No. 1 to form N-1A (File No. 333-230392) (the “Amendment”) under form type N-1A (accession number 0001133228-19-001258). On March 21, 2019, the Trust re-filed Pre-Effective Amendment No. 1 to Form N-1A under the correct file number, 333-228684. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the erroneously filed Amendment (File No. 333-230392).

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call Vadim Avdeychik at (212) 318-6054.

Very truly yours,

/s/ Agnes Mullady

Agnes Mullady

President